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July ____, 2012

VIA EDGAR & FEDEX

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pansoft Company Limited
Schedule 13E-3
Filed July 6, 32012
File No. 005-84689

Dear Mr. Orlic:

On behalf of Pansoft Company Limited, a company organized under the law of the British Virgin Islands (“Pansoft” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of July 16, 2012 with respect to the Schedule 13E-3, File No. 005-84689 (the “Schedule 13E-3”), filed on July 6, 2012, by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that, to be reader friendly, we have re-numbered the pages of the proxy statement as Exhibit (a)-(1) to the Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) filed concurrently with the submission of this letter. Therefore, all references to page numbers in the responses are references to the page numbers in the Amendment.

We represent the Company. To the extent any response relates to information concerning any of Mr. Hugh Wang, Mr. Guoqiang Lin, Timesway Group Limited or Duff & Phelps, LLC, such response is included in this letter based on information provided to the Company and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

* * * * *

Almaty Beijing Boston Brussels Chicago Dallas Frankfurt Harrisburg Houston Irvine London Los Angeles Miami Moscow New York
Palo Alto Paris Philadelphia Pittsburgh Princeton San Francisco Tokyo Washington Wilmington

David L. Orlic, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July____, 2012

Schedule 13E-3 General

1.	The disclaimer in the second sentence of the second full paragraph on page 2 is inconsistent with the disclosures in the filing, including the signature pages. Please revise.

In response to the Staff’s comments, the referenced sentence in the Schedule 13E-3 has been deleted.

2.	We note the disclaimer in the third full paragraph on page 2. The identification of a filing person on Schedule 13E-3 renders this disclaimer inappropriate. A similar statement calling into question the application of Rule 13e- 3 appears on page 29 of the proxy statement. Please revise.

In response to the Staff’s comments, the referenced sentences in the Schedule 13E-3 and proxy statement have been deleted.

3.	Please include in the proxy statement the representation appearing on page 9.

The proxy statement has been amended to include the requested representation. Please see page 66 of the proxy statement filed as Exhibit (a)-(1) to the Amendment.

Exhibit (a)-(1) – Preliminary Proxy Statement

General

4.	You define the term “Continuing Parties” in the Schedule 13e-3, but not in the proxy statement. Please define the term in your proxy statement.

In response to the Staff’s comment, we have amended the proxy statement. Please see page 3 of the proxy statement filed as Exhibit (a)-(1) to the Amendment, which includes the following definition:

In addition, the Merger will enable Parent, Mr. Wang and Mr. Lin (the “Continuing Parties”) to maintain a significant portion of their investment in the Company through their respective ownership in Parent and maintain leadership roles with the surviving company.

5.	Please include the statement required by Item 1014(d) of Regulation M-A.

In response to the Staff’s comment, we have amended the proxy statement. Please see page 56 of the proxy statement filed as Exhibit (a)-(1) to the Amendment, which now reads as follows:

No provision has been made to (a) grant the Company’s shareholders access to corporate files of the Company and other parties to the Merger or any of their respective affiliates or (b) to obtain counsel or appraisal services at the expense of the Company or any other such party or affiliate. Furthermore, the Special Committee believes that sufficient procedural safeguards were present, and will be present, to ensure the fairness of the merger to our unaffiliated shareholders without retaining an unaffiliated representative to act solely on behalf of such stockholders for purposes of negotiating a transaction or preparing a report concerning the fairness of the merger. The Special Committee believes that the independence of the members of the Special Committee and the retention by the Special Committee of its own legal counsel and financial advisor permitted the Special Committee to effectively represent the interests of unaffiliated shareholders.

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David L. Orlic, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July____, 2012

6.	Please revise your discussion of this transaction to state with clarity in a prominent manner that this is a going private transaction with Mr. Wang, your Chairman, and Mr. Lin, your CFO, and that the vote is assured.

In response to the Staff’s comment, we have amended the proxy statement. Please see the cover letter to the proxy statement and page 10 of the proxy statement filed as Exhibit (a)-(1) to the Amendment, which reads as follows:

The Merger is a going private transaction pursuant to which Merger Sub will merge with and into the Company. The Merger is a going private transaction conducted by the Company's Chairman, Mr. Wang, and its CEO, Mr. Lin. Because the Parent, which Mr. Wang and Mr. Lin control, owns approximately 63% of the common shares of the Company, both quorum and an affirmative vote in favor of the transaction are assured with the Parent's vote. Once the Merger Agreement is approved by the shareholders of the Company and the other closing conditions under the Merger Agreement have been satisfied or waived, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company after the Merger. If the Merger is completed, the Company will continue its operations as a privately held company owned solely by Parent, and as a result of the Merger, the Shares will no longer be listed on NASDAQ, and the Company will cease to be a publicly traded company.

Background of the Merger, page 15

7.	Please disclose the “current situations” considered by the Special Committee in rejecting alternatives at the March 9 meeting.

In response to the Staff’s comment, we have amended the proxy statement as follows. Please see pages 16 and 17 of the proxy statement filed as Exhibit (a)-(1) to the Amendment.

The Special Committee concluded that those alternatives are not viable for the Company given the current situations of the Company and the capital market. Morgan Lewis also circulated a presentation of the key terms of the merger agreement as requested by the committee members. In particular, the Special Committee believed that smaller Chinese companies like the Company have been poorly valued on US markets, largely due to investor concerns about fraud, transparency and appropriate levels of regulatory, director and shareholder oversight. Moreover, the Special Committee concluded that these conditions are likely to persist for the foreseeable future and that investors were unlikely to realize value for their investment so long as the Company remained a small Chinese public company.

8.	Please describe in greater detail the substance of the discussions at the March 30 meeting.

In response to the Staff’s comment, we have amended the proxy statement. Please see page 17 of the proxy statement filed as Exhibit (a)-(1) to the Amendment:

On March 30, 2012, the Special Committee conducted a teleconference meeting with Duff & Phelps. Duff & Phelps advised that they have received most of the critical information and management projections. At the meeting, Duff & Phelps reported to the Special Committee their preliminary analysis and discussions of the proposed merger from a financial perspective. The Special Committee further required Duff & Phelps to use more China based companies listed on NASDAQ or NYSE to make comparisons. Finally, the Special Committee informed Duff & Phelps that the nature of the Company’s business is to provide value added package based on ERP platform, which may result in financial margins different from other typical ERP providers.

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David L. Orlic, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July____, 2012

Reasons for the Merger and Recommendation of the Special Committee..., page 15

9.	In the first bullet on page 20, you refer to “extensive negotiations” between the Special Committee and Parent, but the background section does not appear to describe extensive negotiations. Please advise, or revise your disclosure.

In response to the Staff’s comment, we have amended the proxy statement by removing the word “extensive”. Please see pages 18, 20 and 21 of the proxy statement filed as Exhibit (a)-(1) to the Amendment:

the negotiations with respect to the merger consideration that, among other things, led to an increase in the offer price from $3.76 per Share to $4.15 per Share and the Special Committee’s determination that, following ~~extensive~~ negotiations with Parent, $4.15 per Share was the highest price that Parent would agree to pay, with the Special Committee basing its belief on a number of factors, including the duration and tenor of negotiations and the experience of the Special Committee and its advisors;

10.	In numerous instances, disclosure indicates as factors supporting fairness the company’s ability to accept alternative transactions and the ability for the board of directors to withdraw its recommendation. See, for example, pages 20, 21, and 25. However, the board of directors acknowledges that there is no viable alternative transaction, in light of Mr. Wang’s and Mr. Lin’s refusal to consider other offers. See, for example, page 57. Please accordingly revise your statements, or clarify how the board of directors was able to make the former determinations.

In response to the Staff’s comment, we have amended the proxy statement to remove certain narratives. Please see pages 20, 21 and 25 of the proxy statement filed as Exhibit (a)-(1) to the Amendment.

Financing, page 34

11.	If there are no alternative financing arrangements, please so state. See Item 1007(b) of Regulation M-A.

We have added the following sentence to the end of the Financing section pursuant to Item 1007(b) of Regulation M-A. Please see page 34 of the proxy statement filed as Exhibit (a)-(1) to the Amendment.

If the Citic facility falls through or is unavailable, there are currently no alternative financing arrangements or plans and no guarantees or expectations of any such alternatives.

12.	Please clearly disclose the term of all loans, the collateral, and any plans or arrangements to refinance. See Item 1007(d) of Regulation M-A.

Pursuant to Item 1007(b), we have clarified on page 34 that (i) the Citic facility term matures on the earlier of six (6) months after the drawdown date or fourteen (14) days before expiration of the standby letter of credit; (ii) the collateral is for the facility is the standby letter of credit; and (iii) there are no current plans or arrangements to refinance the Citic facility:

Interest under the facility will accrue from day to day (on a 360 day year basis) at an annual rate equal to LIBOR plus 2.7%. Parent will be required to obtain an RMB standby letter of credit from China CITIC Bank Corporation Limited (or another bank acceptable to Citic) for at least 105% of the principal advanced under the facility. Other than the requirement that the Parent obtain a standby letter of credit, the banking facility requires no collateral. The final maturity date of the facility will be the earlier of six (6) months from the date of drawdown or fourteen (14) days before expiration of the standby letter of credit. All principal will be repayable on the final maturity date, and accrued interest is payable in arrears on the last day of each interest period. Because the Parent has not yet obtained the standby letter of credit, it is impossible to determine the earliest final maturity date; however, the latest final maturity date is March 12, 2013, which represents nine (9) months after June 12, 2012, as described above. The Parent has no current plans or arrangements to refinance the Citic facility.

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David L. Orlic, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July____, 2012

Voting of Proxies and Failure to Vote, page 42

13.	Please reconcile disclosure appearing on pages 10 and 42 regarding the effect of broker non-votes on the formation of a quorum.

We have reconciled the disclosure on pages 10 and 42 of the proxy statement filed as Exhibit (a)-(1) to the Amendment to reflect that, as noted above in response to Comment 6, the meeting will have quorum (and the transaction will be approved) upon the vote of the Parent. The revised language reads as follows:

If a shareholder fails to vote by proxy or in person, it will be more difficult for the Company to obtain the necessary quorum to transact business at the extraordinary general meeting and to obtain required votes described in “Vote Required”; provided, however, that the meeting will have quorum if Parent votes by proxy or in person at the meeting, as Parent holds approximately 63% of the common shares, enough to obtain quorum and to approve the proposals before the shareholders.

Selected Consolidated Statement of Financial Data, page 59

14. Footnote (1) refers to the ratio of earnings to fixed charges, but no such ratio appears in the table. Please include the ratio per Item 1010(c)(4) of Regulation M-A.

In response to Staff’s comments, we have revised the proxy statement. Please see page 59 of proxy statement filed as Exhibit (a)-(1) to the Amendment.

Transactions in Prior 60 Days, page 60

15.	Please disclose all purchases by the company in the past two years. See Item 1002(f) of Regulation M-A.

In response to the Staff’s comment, we have amended the proxy statement. Please see page 60 of the proxy statement filed as Exhibit (a)-(1) to the Amendment.

Transactions in Prior Two Years

The following table sets forth, on a quarterly basis, the share purchases by the Company in the last two years. Neither Parent nor any other Filing Person (other than Company) purchased any shares of the Company in such two years.

	Total Shares Purchased	Total Principal ($)	Average Cost/Per Share ($)	Range of Prices Paid per Share ($)
3 Month Period Ended 12/31/2010	49,900	218,280	4.37	4.02-4.58

3 Month Period Ended 3/31/2011	51,700	216,488	4.19	3.83-4.84

3 Month Period Ended 6/30/2011	20,400	71,074	3.48	2.67-4.21

3 Month Period Ended 9/30/2011	39,200	126,001	3.21	2.08-4.00

3 Month Period Ended 12/30/2011	20,000	45,556	2.28	1.80-2.81

3 Month Period Ended 3/31/2012	1,400	2,786	1.99	1.96-2.02

Total	182,600	680,185.34	3.73	1.80-4.84

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David L. Orlic, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July____, 2012

After the receipt of the letter from Parent for a possible going private transaction, we have suspended our repurchase program.

Annex B: Opinion of Duff & Phelps as Financial Advisor, page B-1

General

16.	On page 7 of the opinion, as well as page 30 of the board book, disclosure states that the opinion is furnished “solely for the use and benefit of the Special Committee.” This limitation is inconsistent with the disclosures relating to the fairness opinion. Please delete the term “solely.” Alternatively, if you retain this limitation, disclose the basis for the financial advisor's belief that shareholders cannot rely upon the opinion including (but not limited to) whether the financial advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable local law. Describe whether applicable local law has addressed the availability of such a defense to the financial advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction. Also disclose that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing local law or the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws. Refer to Section II .D .1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

In response to Staff’s comments, the word “solely” has been deleted on page 7 of the opinion letter, as well as page 30 of the board presentation. Attached please see the revised opinion letter and board presentation.

Discounted Cash Flow Analysis, page B-4

17.	Please disclose the assumptions underlying the weighted average cost of capital estimate. We note that a discount rate of 22.5% to 27.5% seems well outside the range of normal values.

The Weighted Average Cost of Capital range utilized in Duff & Phelps’ Discounted Cash Flow Analysis was derived from consideration of the following data and factors and use of the following inputs.

1) Factors Taken Into Consideration:

a.          Pansoft’s significant near term performance decline and recent ventures into unprofitable and non-core business lines;

b.         Volatile earnings and profitability and betas (Pansoft and selected public companies);

c.          Management Projections include 5-year Sales and EBITDA CAGRs of 25.8% and 27.4%, respectively;

d.         Capital structure is primarily equity funded, with limited availability of debt financing for a company of Pansoft’s size operating in Pansoft’s geography, with Pansoft’s volatility of earnings;

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David L. Orlic, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July____, 2012

e.          Small size;

f.          Significant customer concentration; and

g.         Limited market geography.

WACC Component Specifics:

2) Beta Range:

a.          Review of 2-year and 5-year betas of China-headquartered / US-Listed selected public companies (selected 1.90 – 2.40); and

b.         Review of the 2-year and 5-year betas of Pansoft (2.61 – 2.96).

3) Debt Capital range of 0% - 10%:

a.          Review of 2-year and 5-year average capital structures of the groupings noted above; and

b.          Review of the current, 2-year and 5-year average capital structure of Pansoft.

4) Tax Rate:

25% as used in DCF, per guidance from Company management.

5)          Risk Free Rate a. 4.0% Average Historical Yield on US Treasury.

6)          Market Risk Premium a. 5.5%.

7)          Small Stock Premium Range:

7.0% - 10.0% based on 2011 Ibbotson SBBI Valuation Yearbook: Appendix C, Table C-1 Size Premia as well as Duff & Phelps Risk Premium Study.

8)          Company Specific Premium:

1.0% - 3.0% reflecting customer concentration, country/geopolitical risk, and other factors relevant to Pansoft including losses in start-up ventures, limited market for core products.

9)          Pre-tax Cost of Long-term Debt a. 6.33% from 20-Year BB Rated Bonds Indices.

Implied Enterprise Values Derived..., page B-7

18.	Please disclose why Duff & Phelps used an LTM EBITDA multiple ranging from 3.0x to 4.5x. This value appears below all others resulting from the fairness analysis.

Please refer to

a) page 17 of Duff & Phelps’ presentation to the Special Committee where Duff & Phelps indicates certain characteristics of the Company that generally lead to selection of multiples in the Selected Public Company / M&A Transaction Analysis methodology lower than those observed among certain of the selected public companies and selected M&A transactions.

“Based on our review of publicly available information, none of the companies utilized for comparative purposes in the following analysis are directly comparable to the Company, and none of the transactions utilized for comparative purposes in the following analysis are directly comparable to the Proposed Transaction. Duff & Phelps does not have access to nonpublic information of any of the companies used for comparative purposes. Accordingly, a complete valuation analysis of the Company and the Proposed Transaction cannot rely solely upon a quantitative review of the selected companies and selected transactions, and involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies and targets, as well as other factors that could affect their value relative to that of the Company. For example, the Company is not directly comparable to the Selected Public Companies and target companies in the Selected M&A Transactions Analysis given certain characteristics including the Company’s small size, its geographic concentration in mainland China, significant customer concentration, limited industry focus, recent investments in non-core or start-up business lines, and recent performance declines.”

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David L. Orlic, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July____, 2012

Therefore, the Selected Public Companies / Selected M&A Transactions Analysis is subject to certain limitations.

b)          page 20 of Duff & Phelps’ presentation to the Special Committee where Duff & Phelps illustrates the Company’s smaller size, significant recent performance decline, and low recent profit margins relative to the selected public companies.

c)          Duff & Phelps also reviewed and considered price to earnings and price to book multiples in its analysis. The valuation conclusion presented in the board presentation implies a range of P / LTM EPS multiples of 31.1x – 39.7x and a range of Price / Tangible Book Value of 1.11x – 1.42x.

d)          page 23 of Duff & Phelps’ presentation to the Special Committee where Duff & Phelps again lists factors considered when selecting valuation multiple ranges relative to the observed multiples presented in the Selected Public Company / M&A Transaction Analysis.

Discount Factors Include:

•	Smaller size;

•	Significant customer concentration;

•	Limited geographic presence and market opportunities (China-centric, with limited non-China opportunities);

•	Recent negative performance;

•	Geopolitical risk; and

•	Startup losses.

Annex D: Directors and Executive Officers of Each Filing Person, page D-1

19.	Please disclose the information required by Item 1003(c)(2) of Regulation M-A for Mr. Wang, Mr. Lin, and each executive officer and director of the company.

We have amended the referenced section to include the following biographies of the executive officers and directors of the Company, Parent and Merger Sub as follows (note that we have not restated Mr. Wang’s credentials for each of Parent and Merger Sub):

Hugh Wang. Mr. Wang is our Chairman and a director. Mr. Wang founded Pansoft in 2001 and has been the Chairman since that time. Prior to founding Pansoft, from 1990-2001, Mr. Wang was Senior Vice President and one of the chief engineers of Inspur Group, a Chinese software company now listed on the Shanghai Stock Exchange. From 1987 to 1990, Mr. Wang was a lecturer in computer science at Shandong Teacher’s University. From 1982 to 1985, Mr. Wang served as Senior Programmer for the Information Center of Jinan Railway Management Bureau, one of 18 railway bureaus in China. Since 2006, Mr. Wang has served Shandong Teacher’s University on a part time basis as a professor in the computer science department focusing on software engineering. He also currently serves Shandong University on a part-time basis as a professor in the computer science department focusing on enterprise internal process control models, data models and ERP systems. Mr. Wang received a bachelor’s degree in computer science from Shandong University and a master’s degree in computer science and engineering from Tsinghua University.

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David L. Orlic, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July____, 2012

Guoqiang Lin. Mr. Lin is our Chief Executive Officer and a Director. Mr. Lin was one of the founders of Pansoft in 2001. Prior to founding Pansoft from 1990-2001, Mr. Lin was the Vice President of Inspur Group, a Chinese software company now listed on the Shanghai Stock Exchange. While at Inspur Software, Mr. Lin developed “Guoqiang Finance,” an ERP software system for Chinese businesses. Mr. Lin received a bachelor’s degree in computer science from Shandong Teacher’s University.

Allen Zhang. Mr. Zhang is our Chief Financial Officer. From 2002-2008, Mr. Zhang was an international business consultant of Oriental Connections for China Railway Construction 18th Bureau Corporation and Shanghai Power Transmission and Transformation Engineering Corporation, large construction corporations in China. From 2005-2007, Mr. Zhang served as Interim Chief Financial Officer and International Trade Director for the Japan/China Project Office in Beijing of Westlake International, a diversified investment company with operations in China, Japan and the United States. From 2001 to 2002, Mr. Zhang served as the Chief Financial Officer and a director of Beijing Skill Technology Company, a medical device technology development company. From 1999 to 2000, Mr. Zhang served as the international business manager and special project leader of PacificNet.com, a provider of customer relationship management, mobile Internet, e-commerce and gaming technology in China. Mr. Zhang used to be researcher and research division director in Rural Development Institute of Chinese Academy of Social Sciences, the top think -tank of China. Mr. Zhang received a bachelor’s degree in Economics from the People’s University of China and a master’s degree in Agricultural and Applied Economics from the University of Minnesota.

Paul Gillis. Dr. Gillis currently serves as Visiting Professor of Accounting at Peking University where he has taught financial accounting and taxation courses since 2007. From 1976 to 2004, Dr. Gillis held various positions at the United States firm of PricewaterhouseCoopers and became a partner in 1988. He has been based in China since 1997 and served as the Asia-Pacific tax managing partner and a member of the China executive board of PricewaterhouseCoopers. Prior to his assignment to China in 1997, he was based in Denver, Colorado as the Price Waterhouse Mining Industry Leader. Dr. Gillis received a bachelor’s degree in accounting from Western State College, a master’s degree in accounting from Colorado State University and a Ph.D. from Macquarie Graduate School of Management. He is a Certified Public Accountant in the United States and a member of the Standing Advisory Group of the Public Company Accounting Oversight Board.

Tony C. Luh. Since 1999, Mr. Luh has served as a managing director of DragonVenture, Inc., a cross-Pacific venture capital, consulting and merger and acquisition advising firm. Mr. Luh was the seed investor and advisor of OSA Technologies and InphoMatch (a.k.a. Mobile365). OSA was acquired by Avocent (Nasdaq: AVCT) and Mobile365 was acquired by Sybase (NYSE: SY). In addition, since 2005, Mr. Luh has served as a managing director of DFJ DragonFund China, an early stage venture capital fund focused on investments in China. From 1997 to 1999, Mr. Luh was a senior executive at InfoWave Communications, one of the pioneers in the internet portal business in China. At this position, Mr. Luh has negotiated strategic alliances and marketing relationships with various large companies, including Yahoo!, Microsoft, Telebank (now E*Trade) and E-Loan. In the mid- to late-1980s in Taiwan Mr. Luh was the corporate fund manager for Kosheng Enterprises, a public investment company in sectors ranging from information technology to high volume manufacturing in Asia. Mr. Luh, also served as the first Major League Baseball simulcast Mandarin announcer for the Oakland Athletics. Tony attended universities in the state of Washington, Texas and California.

Samuel Shen. Mr. Shen is General Manager of Strategic Partnership Group (SPG) for Microsoft Asia Pacific R&D and is a member of the company’s Greater China Region senior leadership team. In this role, Mr. Shen oversees the engineering ecosystem efforts for Microsoft in the region and is responsible for Microsoft’s long -term technology partnership strategy for Asia Pacific. Mr. Shen also directs the company’s software outsourcing business to China, along with a number of technology and business incubations. Mr. Shen has spent much of his career in the high-tech fields. He joined Microsoft in 1993, led an engineering team to release Windows NT v3.5 Chinese version. In his Microsoft tenure, Mr. Shen held many senior positions in both business and technical routes. Before his current role, Mr. Shen was Senior Director of the Microsoft Windows Server System Global Engineering Group in Redmond. From 2002 to 2004, Mr. Shen was the Business and Marketing Officer for Microsoft Taiwan Corporation. Mr. Shen earned a master’s degree in computer science from University of California, Santa Barbara and he currently serves on the board for several companies.

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David L. Orlic, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July____, 2012

* * * * *

Please do not hesitate to call Min Duan of Morgan Lewis & Bockius LLP, counsel to the Company, at 86 10 5876 3686 or Anthony W. Basch of Kaufman & Canoles, P.C., counsel to the other filing persons, at 804.771.5725, with any questions or further comments you may have regarding this filing or if you wish to discuss any of the above responses.

Sincerely,

/s/Anthony W. Basch	/s/ Min Duan
Anthony W. Basch, Esq.	Min Duan
for Kaufman & Canoles, P.C.	for Morgan Lewis & Bockius LLP

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